Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of November 2005                    Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X   Form 40-F
                      ---           ---


          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No  X
                ---     ---


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).82__.)

        Natuzzi Announces Third Quarter 2005 Financial Results

    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Nov. 15,
2005--Natuzzi S.p.A. (NYSE: NTZ):

    -- Net Sales Down by 11.1% at EUR 147.2 Million and Units Sold by 8.9% over the Third Quarter 2004

    -- Net Losses of EUR 2.0 Million versus Net Earnings of EUR 5.6 Million Reported in Third Quarter 2004

    -- Operating cash flow at EUR 16.9 million in the first nine months of 2005

    The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announced financial results for the third quarter 2005.

    NET SALES

    Natuzzi third quarter 2005 net sales decreased by 11.1 percent to EUR 147.2 million, or $ 179.5 million, as compared to third quarter 2004. During the same period total seats sold decreased by 8.9 percent.
    For the first nine months of 2005, net sales were at EUR 479.4 million, or $ 605.4 million, down 14.4 percent from EUR 559.9 million, or $ 686.2 million, reported for the same period last year, and total seats sold decreased by 12.6% over the same comparable period.
    During the third quarter 2005 net upholstery sales were at EUR
130.5 million, or $ 159.2 million, down by 11.3 percent over the same period last year. Other sales (principally living-room accessories and raw materials produced by the Company and sold to third parties) decreased by 9.2 percent to EUR 16.7 million, or $ 20.4 million.
    In the third quarter 2005 net sales in the Americas were at EUR
59.4 million, or $ 72.4 million, down by 14.2% from EUR 69.2 million, or $ 84.6 million. In Europe sales were at EUR 61.2 million, or $ 74.6 million, down by 8.5 percent from EUR 66.9 million, or $ 81.8 million, reported in the same quarter last year, and in the rest of the world net sales were at EUR 9.9 million, or $ 12.1 million, down by 10.0 percent from EUR 11.0 million, or $ 13.4 million, of the previous year comparable period.
    In the quarter ended on September 30, 2005, total net sales to our chains Divani & Divani by Natuzzi stores, Natuzzi stores, and Kingdom of Leather stores were at EUR 24.4 million, or $ 29.8 million, down by
9.0 percent as compared to EUR 26.8 million, or $ 32.8 reported one year ago. During the same quarter seven new stores were opened (2 in France and one each in Italy, Arab Emirates, Australia, China and Singapore), bringing the total number of stores to 284 as at September 30, 2005.
    Leather-upholstered furniture sales decreased by 8.5 percent over last year's third quarter to EUR 110.5 million, or $ 134.8 million, and fabric-upholstered furniture by 24.2 percent to EUR 20.0 million, or $ 24.4 million.
    Net sales for the Natuzzi branded products during the third quarter 2005 were at EUR 78.6 million, or $ 95.9 million, 29.4% down with respect to the last year's comparable quarter, whereas, over the same period, sales for the Italsofa products increased by 45.0 percent to EUR 51.9 million, or $ 63.3 million.
    Pasquale Natuzzi, Chairman and Chief Executive Officer, said: "The general economic environment in which the Company has been dealing with for the first nine months of 2005 was still difficult because of unfavorable currency conditions, rising energy costs and price deflation in the whole furnishing industry thus negatively affecting our overall performance both in terms of sales and seats sold."

    GROSS PROFIT & OPERATING INCOME

    For the quarter ended September 30, 2005, Natuzzi's gross profit was at EUR 48.6 million, or $ 59.3 million, down 15.6 percent from EUR
57.6 million, or $ 70.4 million, reported one year earlier. Gross profit margin was at 33.0 percent from 34.8 percent recorded in last year third quarter.
    For the three months ended September 30, 2005 operating income was nil, versus a net operating profit of EUR 6.7 million, or $8.2 million, reported in the third quarter of 2004.

    FOREX & TAXES

    In the three months ended on September 30, 2005 the Company had a net foreign exchange loss of EUR 0.9 million, or a loss of $ 1.1 million, versus a net foreign exchange gain of EUR 1.8 million, or $
2.2 million, reported in last year's comparable period.
    For the third quarter 2005 the Company had income taxes of EUR 0.5 million, or $ 0.6 million, versus EUR 1.8 million, or $ 2.2 million, reported in third quarter 2004.

    NET INCOME & EARNINGS PER SHARE

    For the quarter ended on September 30, 2005, the Company reported net losses of EUR 2.0 million, or net losses of $ 2.4 million, versus net earnings of EUR 5.6 million, or $ 6.8 million, reported in the same quarter of last year. Losses per share (ADR) were EUR 0.04, or $ 0.05, versus EUR 0.10 earnings per share, or $ 0.12, reported in the third quarter of 2004.
    Considering the first three quarters of 2005 the Company recorded net losses of EUR 13.9 million, or $ 17.6 million net losses, whereas one year earlier it reported net earnings of EUR 27.7 million, or $
33.9 million. On ADR basis net losses for the first nine moths of 2005 totaled EUR 0.25, or $ 0.32, down from earnings per share of EUR 0.51, or $ 0.63, reported in the first nine months of 2004.
    Pasquale Natuzzi commented: "After two quarters in a row in which the Company reported operating losses, in the third quarter 2005 the Company achieved the break-even as a result of the implementation of the Restructuring Plan announced last May. This first encouraging result confirms that we must continue to improve the efficiency of our manufacturing operations and reduce overall costs so to increase the competitiveness of our products."

    CASH FLOW

    In the first nine months of 2005 net cash flow from operations decreased at EUR 16.9 million, or $ 21.3 million, from EUR 70.0 million, or $ 85.8 million, generated in the same period of 2004. On a per ADR basis, net operating cash flow was EUR 0.31, or $ 0.39, versus EUR 1.28, or $ 1.57 generated during the first nine months of 2004.

    OUTLOOK

    Concluded Mr. Natuzzi: "The order flow confirms the encouraging uptrend of our promotional line, Italsofa, while the Natuzzi brand, manufactured in Italy, is still penalized by the strong Euro and the price pressure. In addition, we do not underestimate the threat of further increases in the cost of fuel and interest rates, and the consequences of such events on consumer confidence.
    In light of the above, we expect to report for the whole 2005 a decrease between 10 and 15 percent of units sold and a net loss between 1 and 3 percent on net sales, while in 2006 net profit margin should be at most at 3 percent together with an increase in units sold of about 5 percent."

    CONVERSION RATES

    The third quarter 2005 and 2004 dollar figures presented in this announcement were converted at an average noon buying rate of $ 1.2196 per EUR and $ 1.2226 per EUR, respectively. The nine months figures for 2005 and 2004 were converted at an average noon buying rate of $
1.2628 per EUR and $ 1.2255 per EUR, respectively.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 135 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.

    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 137 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 150 licensed Divani & Divani by Natuzzi and Natuzzi stores, including 6 Kingdom of Leather stores.

    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    Forward-Looking Statements

    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.


                    NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings for the third quarter ended September 30, 2005 and 2004 on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)


                           3rd Quarter   %   3rd Quarter   %      %
                               2005    Sales     2004    Sales Change
                           ----------------- ----------------- -------

      Upholstery net sales      130.5             147.1         -11.3%
               Other sales       16.7              18.4          -9.2%
Net Sales                       147.2   100%      165.5   100%  -11.1%
-------------------------- ----------------- -------------------------

                 Purchases      (63.4)            (68.3)         -7.2%
                     Labor      (22.1)            (23.8)         -7.1%
 Third-party Manufacturers       (5.2)             (6.3)        -17.5%
       Manufacturing Costs       (8.5)             (7.1)         19.7%
          Inventories, net        0.6              (2.4)       -125.0%
Cost of Sales                   (98.6)           (107.9)         -8.6%
-------------------------- ----------------- -------------------------

Gross Profit                     48.6  33.0%       57.6  34.8%  -15.6%
-------------------------- ----------------- -------------------------

          Selling Expenses      (39.3)            (41.7)         -5.8%
General and Administrative
                  Expenses       (9.3)             (9.2)          1.1%

Operating Income                  0.0   0.0%        6.7   4.0% -100.0%
-------------------------- ----------------- -------------------------

       Interest Income, net       0.0               0.0
      Foreign Exchange, net      (0.9)              1.8
Other Income (Expense), net      (0.7)             (1.0)

Earnings (Losses) before
taxes and minority interest      (1.6)              7.5        -121.3%
-------------------------- -----------       -----------       -------

              Income taxes       (0.5)             (1.8)        -72.2%

Earnings (Losses) before
 minority interest               (2.1)              5.7        -136.8%
-------------------------- -----------       -----------       -------

         Minority Interest       (0.1)              0.1

Net Earnings (Losses)            (2.0) -1.4%        5.6   3.4% -135.7%
========================== ================= =========================

Earnings (Losses) per
 Share                          (0.04)             0.10        -140.0%
-------------------------- -----------       -----------       -------

Average Number of Shares
 Outstanding*              54,681,628        54,681,628
----------------------------------------------------------------------

(*) Net of shares repurchased                     1 EUR = 1,936.27 ITL


                KEY FIGURES IN U.S. DOLLARS (millions)

                                            3rd Quarter   3rd Quarter
                                               2005          2004

Net Sales                                     179.5         202.3
Gross Profit                                   59.3          70.4
Operating Income (Loss)                         0.0           8.2
Net Earnings (Losses)                          (2.4)          6.8

Earnings (Losses) per Share in U.S. dollars    (0.05)        0.12
Average exchange rate (U.S. dollar per Euro)    1.2196       1.2226


                    NATUZZI S.P.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings for nine months ended September 30, 2005 and 2004 on the basis of
                             Italian GAAP
         (Expressed in millions of EUR except per share data)


                          September    %     September    %       %
                             2005    Sales      2004    Sales  Change
                         ------------------ ------------------ -------

    Upholstery net sales      421.9              497.6          -15.2%
             Other sales       57.5               62.3           -7.6%
Net Sales                     479.4  100.0%      559.9  100.0%  -14.4%
------------------------ ------------------ --------------------------

               Purchases     (217.8)            (238.4)          -8.6%
                   Labor      (78.3)             (77.8)           0.6%
            Third-party
           Manufacturers      (18.2)             (21.6)         -16.0%
     Manufacturing Costs      (24.7)             (21.8)          13.3%
        Inventories, net       15.0                4.0          274.7%
Cost of Sales                (324.0)            (355.6)          -8.9%
------------------------ ------------------ --------------------------

Gross Profit                  155.4   32.4%      204.3   36.5%  -23.9%
------------------------ ------------------ --------------------------

        Selling Expenses     (133.7)            (138.1)          -3.2%
            General and
 Administrative Expenses      (31.0)             (29.0)           6.9%

Operating Income (Loss)        (9.3)  -1.9%       37.2    6.6% -125.0%
------------------------ ------------------ --------------------------

    Interest Income, net        0.0               (0.1)
   Foreign Exchange, net       (3.9)               2.7
       Other Income, net       (1.7)              (0.5)

Earnings (Losses) before
 taxes and minority
 interest                     (14.9)              39.3         -137.9%
------------------------------------        -----------        -------

            Income taxes        0.9              (11.5)        -107.8%

Earnings (Losses) before
 minority interest            (14.0)              27.8         -150.4%
------------------------ -----------        -----------        -------

       Minority Interest       (0.1)               0.1

Net Earnings                  (13.9)  -2.9%       27.7    4.9% -150.2%
======================== ================== ==========================

Earnings (Loss) per
 Share                        (0.25)              0.51         -150.2%
------------------------ -----------        -----------        -------

Average Number of Shares
 Outstanding*            54,681,628         54,681,628
----------------------------------------------------------------------

(*) Net of shares repurchased                     1 EUR = 1,936.27 ITL


                KEY FIGURES IN U.S. DOLLARS (millions)

                             First nine months of First nine months of
                                    2005                 2004

Net Sales                           605.4               686.2
Gross Profit                        196.2               250.4
Operating Profit (Loss)             (11.7)               45.6
Net Earnings (Losses)               (17.6)               33.9

Earnings (Losses) per Share
 in U.S. dollars                    (0.32)               0.63
Average exchange rate (U.S.
 dollar per Euro)                    1.2628              1.2255


                         GEOGRAPHIC BREAKDOWN

                           Sales                 Seat Units
                      (Expressed in
                      millions of EUR)

                       3rd      3rd             3rd      3rd
                      Quarter  Quarter   %     Quarter  Quarter   %
                     -------- -------- ------ -------- -------- ------
                      2005     2004    Change  2005     2004    Change
                     -------- -------- ------ -------- -------- ------
Americas                59.4     69.2  -14.2% 326,633  385,582  -15.3%
          % of total    45.5%    47.0%           52.2%    56.2%
Europe                  61.2     66.9   -8.5% 261,848  257,441    1.7%
          % of total    46.9%    45.5%           41.9%    37.5%
Rest of world            9.9     11.0  -10.0%  36,816   43,031  -14.4%
          % of total     7.6%     7.5%            5.9%     6.3%
TOTAL                  130.5    147.1  -11.3% 625,297  686,054   -8.9%
-------------------- -------- -------- ------ -------- -------- ------


                         BREAKDOWN BY COVERING

                           Sales                 Seat Units
                      (Expressed in
                      millions of EUR)

                       3rd      3rd             3rd      3rd
                      Quarter  Quarter   %     Quarter  Quarter   %
                     -------- -------- ------ -------- -------- ------
                      2005     2004    Change  2005     2004    Change
                     -------- -------- ------ -------- -------- ------
Leather                110.5    120.7   -8.5% 504,545  518,687   -2.7%
          % of total    84.7%    82.1%           80.7%    75.6%
Fabric                  20.0     26.4  -24.2% 120,752  167,367  -27.9%
          % of total    15.3%    17.9%           19.3%    24.4%
TOTAL                  130.5    147.1  -11.3% 625,297  686,054   -8.9%
-------------------- -------- -------- ------ -------- -------- ------


                          BREAKDOWN BY BRAND

                           Sales                 Seat Units
                      (Expressed in
                      millions of EUR)

                       3rd      3rd             3rd      3rd
                      Quarter  Quarter   %     Quarter  Quarter   %
                     -------- -------- ------ -------- -------- ------
                      2005     2004    Change  2005     2004    Change
                     -------- -------- ------ -------- -------- ------
Natuzzi                 78.6    111.3  -29.4% 291,659  432,999  -32.6%
          % of total    60.2%    75.7%           46.6%    63.1%
Italsofa                51.9     35.8   45.0% 333,638  253,055   31.8%
          % of total    39.8%    24.3%           53.4%    36.9%
TOTAL                  130.5    147.1  -11.3% 625,297  686,054   -8.9%
-------------------- -------- -------- ------ -------- -------- ------


                         GEOGRAPHIC BREAKDOWN

                      Sales                    Seat Units
                 (Expressed in
                 millions of EUR)

               September September   %    September  September    %
               --------- --------- ------ ---------- ---------- ------
                 2005      2004    Change   2005       2004     Change
               --------- --------- ------ ---------- ---------- ------
Americas          176.9     225.3  -21.5% 1,019,390  1,251,530  -18.5%
    % of total     41.9%     45.3%             50.8%      54.5%
Europe            216.3     238.5   -9.3%   870,393    908,823   -4.2%
    % of total     51.3%     47.9%             43.3%      39.5%
Rest of world      28.7      33.8  -15.1%   118,325    138,288  -14.4%
    % of total      6.8%      6.8%              5.9%       6.0%
TOTAL             421.9     497.6  -15.2% 2,008,108  2,298,641  -12.6%
-------------- --------- --------- ------ ---------- ---------- ------


                         BREAKDOWN BY COVERING

                      Sales                    Seat Units
                 (Expressed in
                 millions of EUR)

               September September   %    September  September    %
               --------- --------- ------ ---------- ---------- ------
                 2005      2004    Change   2005       2004     Change
               --------- --------- ------ ---------- ---------- ------
Leather           351.6     409.4  -14.1% 1,571,230  1,753,002  -10.4%
    % of total     83.3%     82.3%             78.2%      76.3%
Fabric             70.3      88.2  -20.3%   436,878    545,639  -19.9%
    % of total     16.7%     17.7%             21.8%      23.7%
TOTAL             421.9     497.6  -15.2% 2,008,108  2,298,641  -12.6%
-------------- --------- --------- ------ ---------- ---------- ------


                          BREAKDOWN BY BRAND

                      Sales                    Seat Units
                 (Expressed in
                 millions of EUR)

               September September   %    September  September    %
               --------- --------- ------ ---------- ---------- ------
                 2005      2004    Change   2005       2004     Change
               --------- --------- ------ ---------- ---------- ------
Natuzzi           281.5     377.0  -25.3% 1,066,735  1,475,218  -27.7%
    % of total     66.7%     75.8%             53.1%      64.2%
Italsofa          140.4     120.6   16.4%   941,373    823,423   14.3%
    % of total     33.3%     24.2%             46.9%      35.8%
TOTAL             421.9     497.6  -15.2% 2,008,108  2,298,641  -12.6%
-------------- --------- --------- ------ ---------- ---------- ------


                    NATUZZI S.P.A. AND SUBSIDIARIES
                 Unaudited Consolidated Balance Sheet
            as of September 30, 2005 and December 31, 2004
                    (Expressed in millions of EUR)

                                          September 30,   December 31,
                                              2005            2004
Current Assets:
Cash and cash equivalents                          85.7          87.3
Marketable debt securities                          0.0           0.0
Trade receivables, net                            106.4         137.6
Other receivables                                  41.2          41.2
Inventories                                       127.6         112.6
Unrealized foreign exchange gain                    0.0           7.1
Prepaid expenses and accrued income                 2.0           2.4
Deferred income taxes                               6.9           1.2
                                           -------------  ------------
Total current assets                              369.8         389.4
                                           -------------  ------------
Non-Current Assets:
Net property, plant and equipment                 268.6         272.0
Treasury shares                                     0.0           0.0
Other assets                                       12.8          11.2
Deferred income taxes                               0.6           0.6
                                           -------------  ------------
Total Assets                                      651.8         673.2
                                           =============  ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings                               7.7           5.6
Current portion of long-term debt                   0.1           0.6
Accounts payable-trade                             64.6          83.7
Accounts payable-shareholders for dividends         0.6           0.6
Accounts payable-other                             23.5          19.7
Allowance for unrealized foreign exchange
 losses                                             5.0           0.0
Income taxes                                        1.9           2.5
Salaries, wages and related liabilities            19.7          18.7
Total current liabilities                         123.1         131.4
                                           -------------  ------------
Long-Term Liabilities:
Employees' termination indemnity                   31.7          29.6
Long-term debt                                      6.1           5.0
Deferred income taxes                               0.4           0.4
Deferred income for capital grants                 11.8          12.5
Other liabilities                                   7.6           5.4
Minority Interest                                   0.8           0.9

Shareholders' Equity:
Share capital                                      54.7          54.7
Reserves                                           42.3          42.3
Additional paid-in capital                          8.3           8.3
Retained earnings                                 365.0         382.7
Total shareholders' equity                        470.3         488.0
                                           -------------  ------------
Total Liabilities and Shareholders' Equity        651.8         673.2
                                           =============  ============


                    NATUZZI S.P.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows
                   as of September 30, 2005 and 2004
                    (Expressed in millions of EUR)

                                           September 30  September 30
                                           ------------  ------------
                                               2005          2004
                                              ------        ------
Cash flows from operating activities:
Net earnings                                     (13.9)          27.7
Adjustments to reconcile net income to net
 cash provided by operating activities:
   Depreciation                                   21.9           20.9
   Employees' leaving entitlement                  1.9            1.6
   Deferred income taxes                          (5.7)          (3.4)
   Minority interest                              (0.1)           0.1
   (Gain) loss on disposal of assets               0.6            0.9
   Change in provision for unrealized
    foreign exchange (losses) / gain              12.1            3.3
   Gain on disposal of business                    0.0            0.0
   Impairment losses                               0.0            0.0
Change in assets and liabilities:
   Receivables, net                               31.2           20.9
   Inventories                                   (14.1)          (4.0)
   Prepaid expenses and accrued income             0.4           (1.3)
   Other assets                                    3.3           12.8
   Accounts payable                              (21.2)          (9.7)
   Income taxes                                   (0.6)           0.0
   Salaries, wages and related liabilities         1.0            0.6
   Other liabilities                               0.1           (0.4)
                                          -------------  -------------

Total adjustments                                 30.8           42.3
                                          -------------  -------------

Net cash provided by operating activities         16.9           70.0
                                          -------------  -------------

Cash flows from investing activities:
Property, plant and equipment:
   Additions                                     (19.6)         (36.0)
   Disposals                                       0.4            7.7
Government grants received                         0.0            0.0
Marketable debt securities:
   Purchases                                       0.0           (0.2)
   Proceeds from maturities                        0.0            0.0
   Proceeds from sales                             0.0            0.2
Purchase of business, net of cash acquired         0.0            0.0
Purchase of minority interest                     (0.3)          (2.9)
Disposal of business                               0.0            0.0
                                          -------------  -------------
Net cash used in investing activities            (19.5)         (31.2)
Cash flows from financing activities:
Long term debt:
   Proceeds                                        0.3            0.6
   Repayments                                     (0.5)          (1.2)
Short-term borrowings                              1.6            7.5
Exercise of stock options                          0.0            0.0
Treasury shares                                    0.0            0.0
Dividends paid                                    (3.8)          (7.7)
Dividends paid to minority shareholders           (0.1)           0.0
                                          -------------  -------------
Net cash used in financing activities             (2.5)          (0.8)
                                          -------------  -------------
Effect of translation adjustments on cash          3.5            0.2
                                          -------------  -------------
Increase (decrease) in cash and cash
 equivalents                                      (1.6)          38.2
Cash and cash equivalents, beginning of
 the year                                         87.3           63.6
Cash and cash equivalents, end of the
 period                                           85.7          101.8




    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Tel.:     +39-080-8820-812
             Fax:      +39-080-8820-241
             E-mail:   investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.:     +39-080-8820-124
             Fax:      +39-080-8820-508
             E-mail:   relazioni.esterne@natuzzi.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    NATUZZI S.p.A.
                                                    (Registrant)


Date: 15th November 2005                        By: /s/ GIUSEPPE DESANTIS
                                                    ----------------------------
                                                        Giuseppe Desantis